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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.1)*



                                  HEICO CORPORATION

                   ----------------------------------------
                                   (Name of Issuer)


                        Common Stock, par value $.01 per share

                   ----------------------------------------
                            (Title of Class of Securities)

                                      422806109

                   ----------------------------------------
                                    (CUSIP Number)

      Rene Plessner                                     Ivan W. Dreyer, Esq.
Rene Plessner Associates, Inc.                       Baer Marks & Upham LLP
      375 Park Avenue                                    805 Third Avenue
New York, New York 10152                             New York, New York 10022
     (212) 421-3490                                      (212) 702-5751




(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


                                   January 9, 1997

                  --------------------------------------------------
               (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 5 Pages

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                                     SCHEDULE 13D

CUSIP No. 422806109                    Page   2    of   5    Pages
        -----------------------             -----      ----

1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

    RENE PLESSNER

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                      (b) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                       PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   / /
6.  CITIZENSHIP OR PLACE OF ORGANIZATION         UNITED STATES

NUMBER OF          7.   SOLE VOTING POWER
  SHARES                                                   279,979
BENEFICIALLY
 OWNED BY          8.   SHARED VOTING POWER              0
   EACH
 REPORTING
PERSON WITH        9.   SOLE DISPOSITIVE POWER        279,979

                   10.  SHARED DISPOSITIVE POWER         0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       279,979

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.3%

14. TYPE OF REPORTING PERSON              IN

                         SEE INSTRUCTIONS BEFORE FILLING OUT

                                     SCHEDULE 13D

CUSIP No. 422806109                    Page   3    of     5     Pages
        ------------------------            -----       ------

1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS
              RENE PLESSNER AS TRUSTEE FOR THE RENE PLESSNER ASSOCIATES, INC. PROFIT SHARING PLAN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
3.  SEC USE ONLY

4.  SOURCE OF FUNDS                       WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION   NEW YORK

NUMBER OF          7.   SOLE VOTING POWER
  SHARES                                         168,088
BENEFICIALLY
 OWNED BY          8.   SHARED VOTING POWER         0
   EACH
REPORTING
PERSON WITH        9.   SOLE DISPOSITIVE POWER   168,088

                   10.  SHARED DISPOSITIVE POWER    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       168,088

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     3.2%

14. TYPE OF REPORTING PERSON              EP

                         SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 422806109                         Page   4   of   5    Pages
         ----------                              -----    ------

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (the "Amendment") to the Schedule 13D originally filed by (i) Rene Plessner ("Plessner") and (ii) Rene Plessner Associates, Inc. Profit Sharing Plan ("Plessner Plan") with the Securities and Exchange Commission on January 21, 1997 relates to the Common Stock of Heico Corporation (the "Stock").


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    The Amendment is being filed to clarify that all transactions set forth in Exhibit B to the Schedule 13D originally filed reflect purchase transactions in the Stock. The lead-in language to such Exhibit B is hereby revised to read as follows:

    "The following table sets forth purchase transactions in the Stock effected by Plessner and the Plessner Plan in the last 60 days."

CUSIP No. 422806109                         Page   5   of   5    Pages
         ----------                              -----    ------


                                      SIGNATURE


    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies the information set forth in this Amendment is true, complete and correct.

Dated:     January 21, 1997



                        /s/ Rene Plessner
                        ---------------------------------
                        Rene Plessner